Credit Suisse Securities (USA) LLC
Eleven Madison Avenue
New York, NY 10010-3629
June 22, 2009
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Invesco Mortgage Capital Inc. (the “Company”); Registration Statement on Form S-11 (File No. 333-151665)
Ladies and Gentlemen:
     Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned hereby join in the request of the Company that the Registration Statement become effective by 4:00 PM on Wednesday, June 24, 2009 or as soon thereafter as practicable.
     In connection with the Preliminary Prospectus distribution for the above-mentioned issue, the prospective underwriters have confirmed that they are complying with the 48-hour requirement as promulgated by Rule 15c2-8 under the Securities and Exchange Act of 1934, as amended.
     In connection with the foregoing and pursuant to Rule 460 please be advised that the number of Preliminary Prospectuses dated June 12, 2009 as distributed between June 12, 2009 and June 22, 2009 is as follows:

Number of Copies Dated June 12, 2009:
To Prospective Underwriters	8944

To Institutions	596

To Others (i.e. companies providing deal statistics)	3

Total	9543

Sincerely,
CREDIT SUISSE SECURITIES (USA) LLC
MORGAN STANLEY & CO. INCORPORATED
As Representatives of the Underwriters

By:	Credit Suisse Securities (USA) LLC

	By:	/s/ Andrew Rosenburgh

		Name:	Andrew Rosenburgh
		Title:	Managing Director